August 8, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Kevin Kuhar

Re: Ophthalmic Imaging Systems

Withdrawal of Registration Statement on Form S-1 (File No. 333-161778)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ophthalmic Imaging Systems (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consents to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-161778), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 8, 2009 and was subsequently amended on August 13, 2010, October 15, 2010, December 9, 2010 and January 14, 2011.

The Registrant has determined not to pursue the offering to which the Registration Statement relates and confirms that no securities have been sold pursuant to the Registration Statement.

It is our understanding that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Please direct any questions regarding the foregoing application for withdrawal to Samuel Schlessinger of McDermott Will & Emery LLP at (312) 984-2090.

Sincerely,

Ophthalmic Imaging Systems

By:	/s/ Ann G. Mayberry-French
Name:	Ann G. Mayberry-French
Title:	General Counsel and Corporate Secretary